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02021987

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED JUL 30 2002 WASH. D.C. 164 SECTION

SEC FILE NUMBER
8-51281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2001 (MM/DD/YY) AND ENDING May 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Max International Broker/Dealer Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Maiden Lane Suite 503
(No. and Street)

New York | New York | 10038
(City) | (State) | (Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Isolano (212) 809-3267
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name - if individual, state last, first, middle name)

143 Weston Road | Weston | CT | 06883
(Address) | (City) | (State) | (Zip Code)

CHECK ONE.
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident m United States or any of its possessions.

PROCESSED
SEP 17 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement* of facts *and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to The collection of information contained in this form are not required to respond unless the form displays. a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Isolano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Max International Broker/Dealer Corp. as of May 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

C.E.O
Title

[signature]

EDWARD S. PANZER
Notary Public, State of New York
No. 31-8268942
Qualified in New York County
Commission Expires August 31, ~~2000~~ 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claim of creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Max International Broker Dealer Corp.

We have audited the accompanying statement of financial condition of Max International Broker Dealer Corp. as of May 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Max International Broker Dealer Corp. as of May 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
July 16, 2002

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2002

ASSETS

Cash and cash equivalents	$ 31,505
Receivable from clearing broker	160,633
Furniture and equipment at cost, less accumulated depreciation of $16,561	13,243
Other assets	36,741
TOTAL ASSETS	$ 242,122

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 103,635
SHAREHOLDERS' EQUITY		
Common stock, $0.2075 par value;200,000 shares authorized 117,000 shares issued, 18,000 shares outstanding	$ 24,278	
Additional paid -in capital	11,425	
Retained earnings	123,327	
Less: Common stock in Treasury, 99,000 shares, at cost	(20,543)	
TOTAL SHAREHOLDERS' EQUITY		138,487
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 242,122

The accompanying notes are an integral part of this statement.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MAY 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Max International Broker Dealer Corp. (the Company) began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in April 1999. The Company acts as a broker executing transactions for customers and forwards all such transactions to the Company's clearing agent on a fully disclosed basis. The Company does not hold funds or securities for, nor owe funds or securities to customers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The nature of these risks are described in the footnote describing the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counterparty with which it conducts business.

As of May 31, 2002, there were no customer accounts having debit balances which presented any risk nor was there any exposure with any other transaction conducted with any other broker.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expense: on a trade date basis.

Securities transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

3. RECEIVABLE FROM CLEARING BROKER

The receivable from clearing broker is from commissions earned and is unsecured. Interest is being paid on funds on deposit at fluctuating rates.

4. OTHER ASSETS

Other assets include non-marketable securities of $3,300 valued at historical cost, employee advances of $12,486, and a security deposit of $20,955 which will subsequently be used for the rent of a storage space used by the Company.

5. PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

Federal	$ 1,500
State	900
City	900
Total	$ 3,300

6. COMMITMENT

The Company leases office space under a sublease agreement with a related party expiring April 31, 2012. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum lease payments on this lease are as follows:

Year ending May 31,		
2003		$ 73,985
2004		76,204
2005		78,490
2006		80,845
2007		83,270
Thereafter		447,091
	Total	$839,885

7. SHAREHOLDERS' EQUITY

During the current year the Company authorized an additional 100 shares of common stock, as well as a 1000 to 1 split of the total authorized shares resulting in a total of 200,000 authorized shares with a par value of $0.2075 per share. In addition,17,000 shares were issued to the shareholders' of the Company.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2002, the Company had net capital of $88,503 which exceeded the minimum requirement of $6,909 by $81,594. The Company's ratio of net capital to aggregate indebtedness was 1.17 to 1.